July 29, 2011

Rebecca A. Marquigny, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, N.E.
Washington, D.C. 20549

RE: Initial filing of the registration statement for Principal Variable Universal Life
        Income III (File No. 333-175768) on Form N-6 for Principal National Life
        Insurance Company Variable Life Separate Account (the "Registration
        Statement") (Accession No: 0000898745-11-000511)

Dear Ms. Marquigny:

Per the voicemail you left for me on July 26, I am enclosing a Variable Universal Life
Income III ("VULI III") prospectus that is marked to show changes from the Variable
Universal Life Income II ("VULI II") prospectus filed on June 26, 2008 (Accession No:
0000950137-08-008766). This VULI II prospectus is the most recent VULI II prospectus
that would have undergone SEC staff review before becoming effective.

Information in the VULI III prospectus that is not in the VULI II prospectus appears in
blue underlined font. Information that is in the VULI II prospectus but not in the VULI
III prospectus appears in red strikethrough font.

I believe that I have delivered to you everything for which you asked, but please let me
know if that is not the case.

Sincerely,

/s/ Charles M. Schneider

Charles M. Schneider
Counsel
711 High Street
Des Moines, IA 50392
(515) 246-5688
Schneider.Charles@Principal.com

Enclosure